Exhibit No. 23.2

Consent of Independent Auditors

The Board of Directors

Worthington Armstrong Venture:

We consent to the incorporation by reference in the registration statements (Nos. 333-138034, 333-154765, 333-177072 and 333-212457) on Form S-8 and in the registration statements (No. 333-202253) on Form S-3 of Armstrong World Industries, Inc. of our report dated February 19, 2018, with respect to the consolidated balance sheets of Worthington Armstrong Venture and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, which report appears in the December 31, 2017 annual report on Form 10-K of Armstrong World Industries, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 26, 2018